

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 22, 2012

Via Email
Mr. Ziv Shoshani
Chief Executive Officer
Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

> **Re: Vishay Precision Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 24, 2011**
> **File No. 001-34679**

Dear Mr. Shoshani:

We have reviewed your response dated February 3, 2012 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

-Index to Combined and Consolidated Financial Statements, page F-1

Note 15. Segment and Geographic Data, page F-45

1.   We note your disclosure in your response to prior comment 2 in your letter dated December 28, 2011 that the manufacturing of foil material is a critical and common component of your strain gage business. As such, it appears that your foil resistor

business can be a leading indicator for your strain gage business and may experience some revenue and margin changes slightly in advance of your strain gage business. It appears that this occurred in 2010 and this contributed to a short-term divergence in the similarity of the economic characteristics of the two operating segments, but we do not see where you included any discussion of these facts in your 2010 Form 10-K. To the extent that this short-term deviation in the similarity of economic characteristics occurs in future periods and you continue to believe that the two operating segments will exhibit similar long-term economic characteristics, please revise your discussion in MD&A in future filings to discuss the short-term divergence and the possible impact on future results of operations.

You may contact Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief